UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

EWORLD INTERACTIVE, INC.

(Exact name of registrant as specified in its charter)

Florida	333-130707
(State of incorporation)	(I.R.S. Employer Identification No.)

1088 South Pudong Road, Suite 1202, Shanghai, China 200120

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be so registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

Securities Act registration statement file number to which this form relates: 333-130707 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, No par value

(Title of class)

(Title of class)

Item 1. Description of Registrant's Securities to be Registered

Common Stock

Our amended Articles of Incorporation authorize the issuance of 150,000,000 shares of common stock with no par value. Each record holder of common stock is entitled to one vote for each share held in all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the By-Laws of Eworld Interactive, Inc.

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

To the extent that additional shares of Eworld Interactive' common stock are issued, the relative interest of then existing stockholders may be diluted.

Item 2. Exhibits

Eworld Interactive, Inc. includes by reference the following exhibits:

3.1   Articles of Incorporation, exhibit 3.1 filed with the registrant's Registration Statement on Form SB-2, as amended; filed with the Securities and Exchange Commission on December 27, 2005.

3.2   Amendment to Articles of Incorporation, exhibit 3.2 filed with the registrant's Registration Statement on Form SB-2, as amended; filed with the Securities and Exchange Commission on December 27, 2005.

3.3   Amendment to Articles of Incorporation, exhibit 3.3 filed with the registrant's Registration Statement on Form SB-2, as amended; filed with the Securities and Exchange Commission on December 27, 2005.

3.4   Bylaws, filed as exhibit 3.4 with the registrant's Registration Statement on Form SB-2, as amended; filed with the Securities and Exchange Commission on December 27, 2005.

Eworld Interactive, Inc. includes the following exhibits:

3.5   Amendment to Articles of Incorporation, filed with the Florida Secretary of State effective January 01, 2007.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

(Registrant) _____ EWORLD INTERACTIVE, INC. _____

Date: January 31, 2007

By: \s\ _____ Guy Peckham, President and Director _____
              Guy Peckham, President and Director